EXHIBIT 99.47

August 11, 2011	News Release 11-26

Brucejack Drilling Continues to Intersect High-Grade Gold in Valley of the Kings Zone

Vancouver, British Columbia August 11, 2011; TSX:PVG - Pretium Resources Inc. (“Pretivm”) is pleased to report that ongoing drilling in the Valley of the Kings Zone continues to intersect high-grade gold mineralization along strike, and visible gold continues to be encountered. (See Table 1 for the most recent nine holes from the Valley of the Kings Zone.)

Selected drill highlights include:

•	Hole SU-150 intersected:

o	0.5 meters with uncut grades of 6,670 grams of gold and 3,630 grams of silver per tonne (1.6 feet averaging 194.5 ounces gold and 105.9 ounces of silver per ton), and
o	0.5 meters with uncut grades of 1,640 grams of gold and 423 grams of silver per tonne (1.6 feet averaging 47.8 ounces gold and 12.3 ounces of silver per ton).

•	Hole SU-157 intersected:
o	0.5 meters with uncut grades of 1,200 grams of gold and 686 grams of silver per tonne (1.6 feet averaging 35.0 ounces gold and 20.0 ounces of silver per ton), and
o	0.75 meters with uncut grades of 800 grams of gold and 718 grams of silver per tonne (2.5 feet averaging 23.3 ounces gold and 20.9 ounces of silver per ton).

•	Hole SU-160 intersected 1.5 meters with uncut grades of 383 grams of gold and 217 grams of silver per tonne (4.9 feet averaging 11.2 ounces gold and 6.3 ounces of silver per ton).

Hole SU-157 intersected significant gold mineralization at six different intervals down-hole.  These values ranged from 10.8 grams per tonne gold over 3.0 meters at a down-hole depth of 43.5 meters, to 1,200 grams per tonne gold over 0.5 meters at a down-hole depth of 350.8 meters, to 136.0 grams per tonne gold over 1.5 meters at a down-hole depth of 642.5 meters.

Gold mineralization in the Valley of the Kings Zone has now been defined over a length of 450 meters from the Brucejack Fault to the east, and from surface to depths of 600 meters below surface. The mineralization remains open at depth and to the east.

A drill program of over 70,000 meters is now in progress on several zones of the Brucejack Project. Assay results for completed drilling will be reported as they are received over the course of the season.

Table 1: Selected Brucejack Project Drill Results, August 2011 (Valley of the Kings SU-148 to SU-170)(1,3)

Hole No.	Collar Coords.	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
Valley of the Kings Zone
SU-148	6258023N 426481E	-65/180	111.5	114.5	3.0	14.8	40.3

Hole No.	Collar Coords.	Dip/ Azimuth		From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
				184.0	185.5	1.5	34.9	26.6
				245.5	253.0	7.5	2.7	7.1
SU-150	6257955N 426311E	-65/360		59.04	78.5	19.46	13.6	76.2	2 Au samples cut
			Incl.	59.04	59.54	0.5	1,640.0	423.0	uncut
			Incl.	76.38	76.88	0.5	6,670.0	3,630.0	uncut
				238.19	249.37	11.18	12.2	16.9	1 Au sample cut
			Incl.	244.74	245.37	0.63	329.0	199.0	uncut
				406.5	409.5	3.0	21.5	5.0
SU-155	6258023N 426481E	-45/180		132.0	133.5	1.5	8.1	6.4
				292.8	293.8	1.0	12.3	8.2
				364.5	372.0	7.5	8.8	23.2
			Incl.	370.5	372.0	1.5	36.0	22.1
SU-157	6257793N 426312E	-50/35		43.5	49.5	6.0	37.8	50.4	1 Au sample cut
				43.5	45.02	1.52	206.0	171.0	uncut
				194.5	196.0	1.5	114.5	89.2
				280.02	283.0	2.98	10.8	15.6
				350.84	351.38	0.54	1,200.0	686.0	uncut
				445.28	446.03	0.75	800.0	718.0	uncut
				585.0	627.78	42.78	1.6	18.3
				639.5	645.5	6.0	37.3	50.3
			Incl.	642.5	644	1.5	136.0	156.0
SU-160	6257955N 426311E	-57/360		30.5	45.5	15.0	1.1	5.2
				54.29	54.87	0.58	225.0	206.0	uncut
				152.0	153.5	1.5	8.6	5.4
				224.0	225.5	1.5	383.0	217.0	uncut
SU-163	6257756N 426406E	-50/360		176.5	201.5	25.0	2.0	4.4
			Incl.	176.5	178.0	1.5	18.3	4.4
				291.0	309.0	18.0	2.0	5.5
SU-164	6258023N 426481E	-57/180		204.0	263.0	59.0	1.3	7.1
			Incl.	208.0	221.5	13.5	3.3	9.1

Hole No.	Collar Coords.	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
SU-167	6257955N 426311E	-44/360		20.5	48.5	28.0	0.8	7.6
				261.5	290.09	28.59	1.4	51.3
			Incl.	289.59	290.09	0.5	23.2	1,525.0
Hole No.	Collar Coords.	Dip/ Azimuth		From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
SU-170	6257787N 426595E	-55/360		88.5	91.5	3.0	4.9	354.6
				273.5	412.0	138.5	1.8	15.1
			Incl.	276.5	279.5	3.0	6.7	10.1
			Incl.	366.5	368.0	1.5	67.2	64.1	uncut
				430.0	448.0	18.0	1.6	3.0
(1)	True thickness to be determined.
(2)	Unless otherwise indicated as uncut, all gold assays over 130 g/t were cut to 130 g/t and all silver assays over 2,100 g/t were cut to 2,100 g/t.
(3)
All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 10 samples was blank, one in 20 was a standard sample, and differing one in 20 samples was a field duplicate one-quarter split core assayed at ALS Chemex in Vancouver, B.C.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.

About Pretivm

Pretivm is creating value through gold at its advanced-staged exploration projects Brucejack and Snowfield, located in northern British Columbia.  Pretivm is advancing the high-grade, underground gold opportunity at Brucejack and the open pit opportunities at both Brucejack and Snowfield.

For further information, please contact:

Robert  Quartermain
President and Chief Executive Officer

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1
(604)558-1784
invest@pretivm.com
www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)
Michelle Romero Investor Relations Director

Forward Looking Statement

This Press Release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final short-form prospectus dated April 4, 2011 filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

The TSX has neither approved nor disapproved of the information contained herein.